SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )


                                Bexil Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  088 57 7 101
                                 (CUSIP Number)


                             THOMAS B. WINMILL, ESQ.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                  212-797-7625
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  May 23, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Thomas B. Winmill / ###-##-####

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

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3    SEC Use Only

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4    Source of Funds                                                          PF

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5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e) / /

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6    Citizenship or Place of Organization                                    USA

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7    Sole Voting Power                                             45,022 Shares

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8    Shared Voting Power                                                       0

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9    Sole Dispositive Power                                        45,022 Shares

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10   Shared Dispositive Power                                                  0


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11   Aggregate Amount  Beneficially  Owned by Each Reporting Person       45,022
     Shares

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12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

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13   Percent of Class Represented by Amount in Row (11)                    5.16%

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14   Type of Reporting Person                                                 IN

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



ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Bexil Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Marion Morris                                              Senior Vice President
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Thomas B. Winmill (the "Reporting Person"). His address is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f)  Thomas B. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Thomas B. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Person acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Person may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of July 3, 2003, the Reporting Person believes there are 873,157 shares of Common Stock outstanding. Thomas B. Winmill is the beneficial owner of 18,515 shares of Common Stock, which constitute approximately 2.12% of the outstanding shares of Common Stock. Thomas B. Winmill disclaims beneficial ownership of 26,507 shares held by his spouse and sons.

(B) Power to vote and to dispose of the securities resides with the Reporting Person.

(C)  The following transactions were effected during the past sixty days:

                                                                                     Where and How
                                                                      Number of       Transaction
Reporting Person          Date            Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
Thomas B. Winmill        05/23/03         Buy          2,100          13.50            AMEX
Thomas B. Winmill        05/20/03         Buy              4          15.69            AMEX
Thomas B. Winmill        05/13/03         Buy          1,700          14.63            AMEX
Thomas B. Winmill        05/09/03         Buy          2,000          14.50            AMEX
Thomas B. Winmill        05/09/03         Buy            139          14.20            AMEX
Thomas B. Winmill        05/09/03         Buy            135          14.65            AMEX
Thomas B. Winmill        05/08/03         Buy          3,000          14.07            AMEX



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Thomas B. Winmill is a director and officer of the Issuer. Each of William
G. Vohrer and Monica Pelaez are officers the Issuer. The Issuer has an audit committee comprised of directors Douglas Wu, Frederick A. Parker, Jr. and Russell E. Burke III, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     Article XIV of the Issuer's charter provides that the name Bexil included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from Winmill & Co. Incorporated ("WCI") or a subsidiary of WCI. The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name Bexil in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:           Certain information concerning the Issuer's directors
                        and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2003

                                                BEXIL CORPORATION

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     The directors of the Issuer are Bassett S. Winmill, Thomas B. Winmill, Douglas Wu, Frederick A. Parker, Jr. and Russell E. Burke III.

     Information relevant to each director of the Issuer who may be deemed to be an "interested person" of the Issuer as defined in the 1940 Act is set forth below:




                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
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THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive            1996
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He is a member of the New York State Bar and the SEC Rules Committee of the Investment Company Institute. He is a son of Bassett
S. Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the            1996
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. His address is 11 Hanover
Square,  New York, New York 10005.  He was born February 10,
1930.

     The non-director executive officers of the Issuer and/or director/officers of WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican securities broker/dealer. He was born on August 14, 1950.

     MARION E. MORRIS -- Senior Vice President. She is a Senior Vice President of the Investment Company Complex, WCI and the Issuer. She was born on June 17, 1945.

     MONICA PELAEZ - Vice President, Secretary, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of July 3, 2003 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Thomas B. Winmill                     45,022
           Bassett S. Winmill                     7,399
           William G. Vohrer                          0
           Marion Morris                              0
           Monica Pelaez                              0